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PRESS RELEASE
For Immediate Release

5 April 2002, Toronto, Ontario, Canada

  Not for release, publication or distribution in or into Australia or Japan

        MERIDIAN GOLD INC. AND BRANCOTE HOLDINGS PLC ANNOUNCE  A MERGER
                TO FORM THE LEADING INTERMEDIATE GOLD PRODUCER

Further to the announcement yesterday made by Standard Bank London Limited and BMO Nesbitt Burns Inc. in connection with the pre-conditional offer by Meridian Gold Inc. for the entire issued and to be issued share capital of Brancote Holdings PLC (the "Press Announcement"), it should be noted that any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Brancote or Meridian, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Brancote or Meridian is generally required under the provisions of Rule 8 of the Code to notify the Company Announcements Office of the London Stock Exchange by fax or electronic delivery on the appropriate form by not later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period to the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is withdrawn. A copy of such notification on the appropriate form should also be faxed to the Panel by that time on +44 20 7256 9386. In the event of any doubt as to the application of these requirements, the Panel should be consulted on +44 20 7382 9026. Dealings by Brancote, by Meridian or by their respective "associates" (within the definition set out in the Code) in any class of securities of Brancote or Meridian or referable thereto until the end of such period must also be so disclosed.

This announcement, which is published on behalf of Meridian and Brancote and for which the directors of Meridian accept responsibility has been approved by Standard Bank and Brown Shipley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000.

Standard Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to customers of Standard Bank nor for providing advice in relation to the Offer, or any matter referred to herein.

Defined terms shall have the meaning ascribed to them in the Press Announcement.